Exhibit 99.2
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	22,629	21,803	20,609	44,432	39,737	82,675
Other income, net	626	736	739	1,362	1,465	2,882
Total Income	23,255	22,539	21,348	45,794	41,202	85,557
Expenses
Employee benefit expenses	12,675	12,302	11,158	24,977	21,620	45,315
Cost of technical sub-contractors	1,651	1,640	1,523	3,291	2,814	6,033
Travel expenses	599	827	602	1,427	1,205	2,433
Cost of software packages and others	680	617	606	1,296	1,151	2,553
Communication expenses	129	127	121	256	243	471
Consultancy and professional charges	341	291	289	631	594	1,324
Depreciation and amortisation expenses	727	681	463	1,408	900	2,011
Finance cost	42	40	–	82	–	–
Other expenses	915	847	953	1,763	1,779	3,655
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(a))	–	–	–	–	270	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(a))	–	–	–	–	–	451
Total expenses	17,759	17,372	15,715	35,131	30,576	64,516
Profit before tax	5,496	5,167	5,633	10,663	10,626	21,041
Tax expense: (Refer Note 1(b))
Current tax	1,488	1,460	1,612	2,947	3,063	5,727
Deferred tax	(29)	(95)	(89)	(123)	(158)	(96)
Profit for the period	4,037	3,802	4,110	7,839	7,721	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(22)	(17)	3	(39)	4	(22)
Equity instruments through other comprehensive income, net	2	3	8	5	12	70
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	17	(24)	(29)	(7)	(20)	21
Exchange differences on translation of foreign operations	(35)	25	334	(10)	421	63
Fair value changes on investments, net	2	16	(15)	18	(60)	2
Total other comprehensive income/(loss), net of tax	(36)	3	301	(33)	357	134
Total comprehensive income for the period	4,001	3,805	4,411	7,806	8,078	15,544
Profit attributable to:
Owners of the company	4,019	3,798	4,110	7,817	7,721	15,404
Non-controlling interest	18	4	–	22	–	6
	4,037	3,802	4,110	7,839	7,721	15,410
Total comprehensive income attributable to:
Owners of the company	3,984	3,798	4,411	7,782	8,078	15,538
Non-controlling interest	17	7	–	24	–	6
	4,001	3,805	4,411	7,806	8,078	15,544
Paid up share capital (par value 5/- each, fully paid)	2,121	2,137	2,176	2,121	2,176	2,170
Other equity*#	62,778	62,778	63,835	62,778	63,835	62,778
Earnings per equity share (par value 5/- each)**
Basic ()	9.46	8.83	9.45	18.28	17.76	35.44
Diluted ()	9.44	8.82	9.44	18.25	17.74	35.38

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2019, quarter ended June 30, 2019 and quarter and half year ended September 30, 2018.

#	Excludes non-controlling interest

1. Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. During the year ended March 31, 2019, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and half-year ended ended September 30, 2019 have been taken on record by the Board of Directors at its meeting held on October 11, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 and the Company bought back and extinguished a total of 11,05,19,266 equity shares at an average buyback price of 747/- per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2019, the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

Upon completion of the buy back of equity shares as detailed above, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

c)	On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries , Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and will not have any impact on the consolidated financial statements.

3. Information on dividends for the quarter and half year ended September 30, 2019

The Board of Directors declared an interim dividend of 8/- per equity share. The record date for the payment is October 24, 2019.The interim dividend will be paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	8.00	–	7.00	8.00	7.00	7.00
Final dividend	–	–	–	–	–	10.50
Special dividend	–	–	–	–	–	4.00

4. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2019	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	11,825	11,479
Right of use assets	3,917	–
Capital work-in-progress	1,059	1,388
Goodwill	4,080	3,540
Other Intangible assets	1,356	691
Financial assets:
Investments	3,943	4,634
Loans	16	19
Other financial assets	679	312
Deferred tax assets (net)	1,363	1,372
Income tax assets (net)	6,407	6,320
Other non-current assets	1,717	2,105
Total non-current assets	36,362	31,860
Current assets
Financial assets
Investments	3,518	6,627
Trade receivables	16,055	14,827
Cash and cash equivalents	16,473	19,568
Loans	240	241
Other financial assets	5,817	5,505
Income tax assets (net)	34	423
Other current assets	6,712	5,687
Total current assets	48,849	52,878
Total Assets	85,211	84,738
EQUITY AND LIABILITIES
Equity
Equity share capital	2,121	2,170
Other equity	58,400	62,778
Total equity attributable to equity holders of the Company	60,521	64,948
Non-controlling interests	360	58
Total equity	60,881	65,006
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	3,562	–
Other financial liabilities	747	147
Deferred tax liabilities (net)	707	672
Other non-current liabilities	103	275
Total non-current liabilities	5,119	1,094
Current liabilities
Financial liabilities
Trade payables	2,134	1,655
Lease liabilities	515	–
Other financial liabilities	10,037	10,452
Other Current Liabilities	4,389	4,388
Provisions	608	576
Income tax liabilities (net)	1,528	1,567
Total current liabilities	19,211	18,638
Total equity and liabilities	85,211	84,738

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30,2019 and March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2019	2018
Cash flow from operating activities
Profit for the period	7,839	7,721
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2,824	2,905
Depreciation and amortization	1,408	900
Interest and dividend income	(861)	(1,028)
Finance cost	82	–
Impairment loss recognized / (reversed) under expected credit loss model	82	142
Exchange differences on translation of assets and liabilities	54	57
Reduction in the fair value of Disposal Group held for sale	–	270
Stock compensation expense	119	97
Other adjustments	(102)	(65)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,578)	(2,679)
Loans, other financial assets and other assets	410	(155)
Trade payables	(1,071)	488
Other financial liabilities, other liabilities and provisions	930	1,722
Cash generated from operations	10,136	10,375
Income taxes paid	(2,705)	(3,653)
Net cash generated by operating activities	7,431	6,722
Cash flows from investing activities
Expenditure on property, plant and equipment	(1,891)	(1,091)
Loans to employees	5	9
Deposits placed with corporation	(7)	(11)
Interest and dividend received	841	989
Payment towards acquisition of business, net of cash acquired	(511)	(210)
Payment of contingent consideration pertaining to acquisition of business	–	(6)
Redemption of escrow pertaining to Buyback	257	–
Other receipts	23	–
Payments to acquire Investments
Preference and equity securities	(41)	(21)
Tax free bonds and government bonds	(19)	(17)
Liquid mutual funds and fixed maturity plan securities	(18,295)	(39,650)
Non convertible debentures	(52)	–
Government securities	(1,561)	–
Certificates of deposit	–	(1,268)
Others	(16)	(8)
Proceeds on sale of financial assets
Tax free bonds and government bonds	18	1
Non-convertible debentures	1,383	302
Government securities	1,170	–
Commercial paper	500	300
Certificates of deposit	1,995	950
Liquid mutual funds and fixed maturity plan securities	18,946	38,935
Preference and equity securities	3	–
Others	10	–
Net cash (used in) / from investing activities	2,758	(796)
Cash flows from financing activities:
Payment of lease liabilities	(294)	–
Payment of dividends (including dividend distribution tax)	(5,422)	(7,949)
Payment of dividend to non-controlling interest of subsidiary	(33)	–
Shares issued on exercise of employee stock options	1	–
Buyback of equity shares including transaction cost	(7,478)	–
Net cash used in financing activities	(13,226)	(7,949)
Net increase / (decrease) in cash and cash equivalents	(3,037)	(2,023)
Cash and cash equivalents at the beginning of the period	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents	(58)	64
Cash and cash equivalents at the end of the period	16,473	17,912
Supplementary information:
Restricted cash balance	375	330

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half-year ended September 30, 2019 and September 30, 2018 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

6. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue by business segment
Financial Services (1)	7,213	6,856	6,644	14,069	12,719	26,477
Retail (2)	3,448	3,435	3,469	6,883	6,637	13,556
Communication (3)	2,961	3,004	2,529	5,964	4,958	10,426
Energy, Utilities, Resources and Services	2,962	2,833	2,527	5,796	4,901	10,390
Manufacturing	2,291	2,099	1,989	4,390	3,826	8,152
Hi-Tech	1,713	1,679	1,537	3,392	2,959	6,177
Life Sciences (4)	1,454	1,341	1,321	2,795	2,581	5,203
All other segments (5)	587	556	593	1,143	1,156	2,294
Total	22,629	21,803	20,609	44,432	39,737	82,675
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	22,629	21,803	20,609	44,432	39,737	82,675
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,866	1,714	1,776	3,579	3,337	6,878
Retail (2)	1,038	1,032	1,034	2,070	1,979	4,034
Communication (3)	623	622	659	1,245	1,331	2,517
Energy, Utilities , Resources and Services	818	724	596	1,542	1,220	2,542
Manufacturing	509	413	465	922	876	1,853
Hi-Tech	392	370	418	762	806	1,548
Life Sciences (4)	392	278	376	670	729	1,419
All other segments (5)	7	5	33	12	53	116
Total	5,645	5,158	5,357	10,802	10,331	20,907
Less: Other unallocable expenditure	733	687	463	1,419	900	2,027
Add: Unallocable other income	626	736	739	1,362	1,465	2,882
Less: Finance cost	42	40	–	82	–	–
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	–	–	270	270
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	–	–	–	–	451
Profit before tax and non-controlling interests	5,496	5,167	5,633	10,663	10,626	21,041

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue from operations	19,666	19,131	18,297	38,797	35,353	73,107
Profit before tax (Refer note below)	5,123	4,821	5,251	9,943	10,032	19,927
Profit for the period (Refer note below)	3,829	3,569	3,879	7,398	7,381	14,702

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

Note:

1)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2)	In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the year ended March 31, 2019, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

By order of the Board for Infosys Limited

Bengaluru, India October 11, 2019	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half year ended September 30, 2019, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,210	3,131	2,921	6,340	5,753	11,799
Cost of sales	2,140	2,122	1,884	4,261	3,703	7,687
Gross profit	1,070	1,009	1,037	2,079	2,050	4,112
Operating expenses	374	367	345	741	687	1,416
Operating profit	696	642	692	1,338	1,363	2,696
Other income, net	89	106	105	195	212	411
Finance cost	(6)	(6)	–	(12)	–	–
Reduction in the fair value of Disposal Group held for sale (Refer Note 1)	–	–	–	–	(39)	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1)	–	–	–	–	–	(65)
Profit before income taxes	779	742	797	1,521	1,536	3,003
Income tax expense (Refer Note 2)	207	196	216	403	420	803
Net profit	572	546	581	1,118	1,116	2,200
Earnings per equity share *
Basic	0.13	0.13	0.13	0.26	0.26	0.51
Diluted	0.13	0.13	0.13	0.26	0.26	0.51
Total assets	12,021	12,417	11,288	12,021	11,288	12,252
Cash and cash equivalents and current investments	2,820	3,044	3,508	2,820	3,508	3,787

*	EPS is not annualized for the quarter and half year ended September 30, 2019, quarter ended June 30, 2019 and quarter and half year ended September 30, 2018.

Note-

1)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value by $39 million in respect of its subsidiary Panaya. During the year ended March 31, 2019, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava in the consolidated statement of Profit and Loss.

2)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous period.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.